UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.     )
BANKRATE, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
06646V108
(CUSIP Number)
Mitch Truwit
c/o BEN Holdings, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Telephone: (212) 753-6300
Copies to:
Joshua N. Korff, Esq.
Susan J. Zachman, Esq.
Christopher A. Kitchen, Esq.
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
August 25, 2009
(Dates of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BEN Merger Sub, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

CO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BEN Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

CO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Holding S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax US VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe VII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe VII-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe VII-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax US VII GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax US VII GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe VII GP L.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe VII GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Partners Europe Managers Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Guernsey (Holdco) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Megrue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,062,643*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,062,643*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,062,643*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.7%**

14	TYPE OF REPORTING PERSON

IN

*	Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 19,223,794 shares of common stock outstanding (including restricted shares) as of August 19, 2009 (as disclosed in Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on August 21, 2009 plus the 56,099,522 shares of common stock issued on August 25, 2009 pursuant to the exercise of the top-up option, described in Item 3 of this Schedule 13D).

SCHEDULE 13D
Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 par value per share (the “Shares”) of Bankrate, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408.
Item 2. Identity and Background
This Schedule 13D is being filed jointly on behalf of BEN Holdings, Inc. (“Parent”), BEN Merger Sub, Inc. (“Purchaser”), Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (the preceding four entities collectively, the “Apax VII Funds”), Ben Holding S.à r.l., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited, Apax Partners Europe Managers Ltd, Apax Guernsey (Holdco) Limited, and John F. Megrue (collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. As a result of the existing relationships described under this Item 2 and Item 3 and the matters described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.
Parent is a Delaware corporation. Purchaser is a Florida corporation and is a wholly-owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement (defined in Item 2).
All of the outstanding common stock of Parent is owned by Ben Holding S.à r.l., a Luxembourg société à responsabilité limitée, which is owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership (holding 7%) and Apax WW Nominees Ltd. (holding 93% as a nominee for Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law and domiciled in Guernsey).
Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P.
Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.
John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd. Mr. Megrue’s principal occupation is to serve as the Chief Executive Officer of Apax Partners LLP.
Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P.

Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc.
Apax Partners Europe Managers Ltd, a company constituted under English company law, has been appointed by Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P.
Apax Guernsey (Holdco) Limited is a Guernsey incorporated company, which is a direct subsidiary of The Hirzel III Trust, a Guernsey charitable trust with RBC Trustees (Guernsey) Limited as trustee. Apax Guernsey (Holdco) Limited is the sole beneficial owner of Apax Europe VII GP Co. Limited.
The principal office address of each of Mr. Megrue, Purchaser and Parent is 601 Lexington Avenue, 53rd Floor, New York, New York 10022.
The principal office address of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VII GP L.P., Apax Europe GP Co. Limited and Apax Guernsey (Holdco) Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ.
The principal office address of Ben Holding S.à r.l. is 41 Boulevard Prince Henri, L-1724 Luxembourg.
The registered office address of Apax US VII GP, Ltd., Apax US GP, L.P., Apax US VII, L.P. is P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands.
The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN.
The principal office address of Apax Guernsey (Holdco) Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.
The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 3. Source and Amount of Funds
Parent received a Commitment Letter from the Apax VII Funds, pursuant to which the Apax VII Funds agreed to purchase equity and/or debt securities of Parent in an aggregate amount of up to $570.8 million in cash, solely for the purpose of funding Purchaser’s payment of the Offer Price (defined below) for the Shares tendered in the Offer (defined below) and, upon completion of the Offer, for the Shares acquired in the Merger (defined below). The total amount of funds used by Purchaser to purchase the Shares as described in this Schedule 13D was furnished by the Apax VII Funds.

On August 25, 2009, Purchaser exercised its “top-up” option to purchase Shares directly from the Issuer, in accordance with the terms of the Merger Agreement (defined below). Purchaser purchased approximately 56 million newly issued Shares at the Offer Price per Share, for a promissory note issued by Purchaser to the Company in the amount of approximately $1,599 million.
Item 4. Purpose of the Transaction
On July 22, 2009, the Issuer, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at $28.50 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), to each shareholder, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. After consummation of the Offer, Purchaser will merge with and into the Issuer (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and the Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Parent.
On July 28, 2009, Purchaser commenced the Offer. On August 25, 2009, Purchaser completed the Offer and accepted for purchase 5,391,645 Shares (not including 6,186 Shares which were to be tendered pursuant to notices of guaranteed delivery but for which delivery was not made). In addition, on August 25, 2009, Purchaser exercised its “top-up” option to purchase Shares directly from the Issuer, in accordance with the terms of the Merger Agreement. Purchaser purchased approximately 56 million newly issued Shares at the Offer Price per Share. Upon consummation of the Offer, Purchaser designated six persons to the Issuer’s board of directors. Parent intends to cause the Merger to occur after providing 30 days’ notice to shareholders as required by Florida law. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned subsidiary of Parent and (ii) each Share that has not been purchased pursuant to the Offer will be converted into the right to receive the Offer Price, subject to certain exceptions set forth in the Merger Agreement.
Prior to the execution of, but in connection with, the Merger Agreement and the transactions contemplated thereby, Messrs. Peter C. Morse (including with respect to Mr. Morse only, Mr. Morse’s wife and various remainder and annuity trusts for the benefit of Mr. Morse or various family members), Robert P. O’Block, Thomas R. Evans, Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (each a “Support Executive” and collectively, the “Support Executives”) each entered into a Non-Tender and Support Agreement (each a “Support Agreement” and collectively the “Support Agreements”).
The Support Agreements provide that each of the Support Executives agreed not to, directly or indirectly, tender his respective Shares (including restricted Shares or Shares subject to options beneficially owned, held or controlled by such Support Executive) (“Support Executive Securities”) into the Offer, or enter into any agreement, transaction or arrangement that results in his respective Support Executive Securities being tendered into the Offer. Each of the Support Executives also authorized the Issuer or its counsel to notify the Issuer’s transfer agent that there is a stop transfer order with respect to each of their respective Support Executive Securities. Each of the Support Executives additionally agreed not to cash-out any of his respective options or restricted shares other than in accordance with the terms and conditions of definitive documents relating to the treatment of his Support Executive Securities, consistent with indicative terms agreed to in the relevant Support Agreement. The Support Agreements also prohibit the Support Executives, solely in their capacity as shareholders, from soliciting alternative transactions or entering into discussions concerning, or providing confidential information in connection with, any alternative transaction.

Pursuant to the Support Agreements, each of the Support Executives agreed, among other things, (A) from and after July 22, 2009 until the earlier of (x) the time at which Purchaser accepts for payment Shares pursuant to the Offer (the “Acceptance Time”) and (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, to vote or deliver a written consent, and (B) from and after the Acceptance Time until the earlier of (a) the consummation of the Merger and (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, to appoint Parent proxy and attorney-in-fact to vote, all Support Executive Securities that he beneficially owns or controls, without regard to any change in the recommendation of the Issuer’s board of directors, (1) for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) against any alternative proposal to the Merger Agreement, without regard to the terms of such alternative proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (3) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Support Agreements or the performance of his obligations under the Support Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries (other than the transactions at hand); (ii) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Issuer or any of its subsidiaries; (iii) an election of new members to the board of directors of the Issuer, other than nominees to the board of directors of the Issuer who are serving as directors of the Issuer on the date of the Support Agreements or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of the Issuer or any amendment or other change to the Issuer’s articles of incorporation or bylaws, except if approved in writing by Parent; or (v) any other material change in the Issuer’s corporate structure or business, except if approved in writing by Parent, (4) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Support Executive contained in the Support Agreement, and (5) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. The names of the Support Executives are set forth on Schedule B.
In accordance with the terms of the Commitment Letter, the Apax VII Funds contributed (directly or indirectly through Ben Holding S.à r.l.) to Parent at the Acceptance Time an amount sufficient to fund the Offer Price of the Shares validly tendered and not properly withdrawn pursuant to the Offer. The Apax VII Funds agreed to contribute to Parent up to the remainder of their commitment pursuant to this commitment letter at the effective time of the Merger, subject to the satisfaction or waiver by Parent of the conditions to Parent’s and Purchaser’s obligations to effect the Merger described in the Merger Agreement. The Apax VII Funds’ obligation to fund the commitment terminates at the earliest of (1) termination of the Merger Agreement according to its terms, (2) the effective time of the Merger, (3) payment of the Parent Termination Fee and (4) funding of the foregoing commitment.
The Issuer and Parent are direct parties to and can enforce a Second Commitment Letter pursuant to which the Apax VII Funds have agreed to purchase equity and/or debt securities of Parent in an aggregate amount of up to $570.8 million in cash, solely for the purpose of allowing Parent to satisfying claims arising out of a breach of Parent’s obligations under the Limited Guarantee described below. The Apax VII Funds’ obligation to fund the commitment under this Second Commitment Letter is subject to all of the terms and conditions of the Limited Guarantee (described below) and an assertion in writing by Bankrate of a breach by Parent or Purchaser of their respective obligations under the Merger Agreement. The Apax VII Funds’ obligation to fund the commitment terminates at the earliest of (1) a termination of the Merger Agreement according to its terms (other than termination due to a pending injunction or a breach by Parent or Purchaser of their representations and warranties or covenants under the Merger Agreement, in which case, the commitment expires 120 days following a valid termination of the Merger Agreement, provided that the commitment will not terminate as to any claim for which notice has been given to Parent prior to the end of such 120-day period), (2) the effective time of the Merger, (3) the payment of the Parent Termination Fee, and (4) funding of the commitment.
The liability of the Apax VII Funds entering into both commitment letters described above is several, and not joint, based upon the following percentages: Apax US VII, L.P. (7.000%), Apax Europe VII-1, L.P. (1.515%), Apax Europe VII-A, L.P. (32.272%) and Apax Europe VII-B, L.P. (59.213%).
The Issuer and Parent entered into a Limited Guarantee pursuant to which Parent has agreed to irrevocably guarantee, in an amount up to $570.8 million, (1) Parent’s termination fee under the Merger Agreement, (2) Parent’s obligations to pay damages to the Issuer under the Merger Agreement, and (3) Parent’s or Purchaser’s obligations to perform specifically the terms and provisions of the Merger Agreement, in each case, solely to the extent such Parent’s termination fee, damages, or specific performance, as the case may be, are found in a final judicial determination (or a settlement tantamount thereto) to be due and payable or to be required, as applicable, pursuant to the terms and conditions of the Merger Agreement. The Limited Guarantee will remain in force and effect until the earliest of (1) a termination of the Merger Agreement according to its terms (other than a termination due to (a) a pending injunction or a breach by Parent or Purchaser of their representations and warranties or covenants under the Merger Agreement, in which case, the Limited Guarantee expires 120 days following a valid termination of the Merger Agreement, provided that the Limited Guarantee will not terminate as to any claim for which notice has been given to Parent prior to the end of such 120-day period), (2) the effective time of the Merger, and (3) the payment of the Parent Termination Fee. However, if the Issuer brings certain legal claims (x) relating to the validity, enforceability or legality of certain provisions of the Limited Guarantee, (y) for liability of Parent or Purchaser under the Merger Agreement or the Commitment Letter, other than liability under the Limited Guarantee, or (z) in a jurisdiction other than Delaware, then the obligations of Parent under the Limited Guarantee terminate.
The maximum aggregate liability of the Apax VII Funds, Parent, Purchaser and their affiliates to the Issuer under the Limited Guarantee, the Merger Agreement and the Second Commitment Letter is limited to $570.8 million.
Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
The foregoing descriptions of each of the Merger Agreement, the Support Agreements, the Commitment Letter, the Second Commitment Letter and the Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4. A form of the Support Agreement by and among Purchaser, Parent and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca has been filed as Exhibit 3(a) hereto and is incorporated by reference into this Item 4. The Support Agreement by and among Purchaser, Parent and Thomas R. Evans has been filed as Exhibit 3(b) hereto and is incorporated by reference into this Item 4. The Support Agreement by and among Purchaser, Parent and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse is filed as Exhibit 3(c) hereto and is incorporated by reference into this Item 4. The Support Agreement by and among Purchaser, Parent and Robert P. O’Block has been filed as Exhibit 3(d) hereto and is incorporated by reference into this Item 4. A copy of the Commitment Letter and Second Commitment Letter are filed as Exhibit 4 and Exhibit 5 respectively hereto and is incorporated by reference into this Item 4. A copy of the Limited Guarantee is filed as Exhibit 6 and is incorporated by reference into this Item 4.
From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Issuer, (ii) unless otherwise determined by Parent or Purchaser prior to the Effective Time, the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer, (iii) the certificate of incorporation of the Issuer will be amended to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) unless otherwise determined by Parent or Purchaser prior to the Effective Time, the by-laws of Purchaser in effect immediately prior to the Effective Time will be the by-laws of the Issuer.
Following the Merger, the Shares will no longer be traded on the Nasdaq Stock Market, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
Item 3 is incorporated by reference into this Item 4.
Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b)
As a result of the consummation of the Offer, Purchaser beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 61,491,167 Shares, which represents approximately 81.6% of the outstanding Shares. In addition, pursuant to the Support Agreements, the Reporting Persons may be deemed to beneficially own 4,571,476 Shares, which represents approximately 6.1% of the outstanding Shares. Percentage ownership is based on 75,323,316 Shares being issued and outstanding as of August 25, 2009. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Shares purchase in the Offer, Purchaser, that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
The Reporting Persons (i) are not entitled to any rights as shareholders of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such Shares.
Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Shares.
The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c)
Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
(d)
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
(e)
Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 4 is incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Undertaking dated as of September 4, 2009 by and among BEN Holdings, Inc., BEN Merger Sub, Inc., Apax US VII, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Ben Holding S.à r.l., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited, Apax Partners Europe Managers Ltd, Apax Guernsey (Holdco) Limited and John F. Megrue

Exhibit 2	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009 (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by BEN Merger Sub, Inc. on July 28, 2009).

Exhibit 3(a)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(b)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(c)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha

F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(d)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 4	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on July 23, 2009).

Exhibit 5	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on July 23, 2009).

Exhibit 6	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on dated July 23, 2009).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: September 4, 2009

BEN HOLDINGS, INC.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Director, Vice President, Assistant Secretary

BEN MERGER SUB, INC.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Director, Vice President, Secretary

BEN HOLDING S.À R.L.
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Class B Director

By:	/s/ Geoffrey Henry
	Name:	Geoffrey Henry
	Title:	Director

APAX US VII, L.P. By: Apax US VII GP, L.P., its general partner By: Apax US VII GP, Ltd., its general partner
By:	/s/ John F. Megrue
	Name:	John F. Megrue
	Title:	Director

APAX US VII GP, L.P. By: Apax US VII GP, Ltd., its general partner
By:	/s/ John F. Megrue
	Name:	John F. Megrue
	Title:	Director

APAX US VII GP, LTD.
By:	/s/ John F. Megrue
	Name:	John F. Megrue
	Title:	Director

APAX EUROPE VII-A, L.P. By: Apax Europe VII GP L.P. Inc., its general partner By: Apax Europe VII GP Co. Limited, its general partner
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII-B, L.P. By: Apax Europe VII GP L.P. Inc., its general partner By: Apax Europe VII GP Co. Limited, its general partner
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII-1, L.P. By: Apax Europe VII GP L.P. Inc., its general partner By: Apax Europe VII GP Co. Limited, its general partner
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP L.P. INC.
By:	Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP CO. LIMITED
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX GUERNSEY (HOLDCO) LIMITED
By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD
By:	/s/ Paul Fitzsimons
	Name:	Paul Fitzsimons
	Title:	Director

By:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

/s/ John F. Megrue
John F. Megrue

SCHEDULE A
Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof).

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Christian Stahl	German citizen	601 Lexington Avenue 53rd Floor, New York, NY 10022	Partner of Apax Partners,
Director, Vice President and Secretary of BEN Merger Sub, Inc.
Director, Vice President and Assistant Secretary of BEN Holdings, Inc.,
Director of Cengage Learning (previously Thomson Learning),
Director of Tommy Hilfiger,
Director of Central European Media Enterprises (CME),
Director of Telcast Media Group.

Mitch Truwit	United States citizen	601 Lexington Avenue 53rd Floor, New York, NY 10022	Partner of Apax Partners,
Director, Vice President and Assistant Secretary of BEN Merger Sub, Inc.
Director, Vice President and Assistant Secretary of BEN Holdings, Inc.,
Chairman of Maple Tree Holdings, Director of Hub International I N.S. Co.,
Director of Hub International II N.S. Co.,
Director of Hub International Parent Holdings, Inc.,
Director of Maple Tree Acquisition Corporation,
Director of Maple Tree Holdings GP, LLC,
Director of Hub International Limited,
Chair of the Audit Committee and Compensation Committee of Hub International Limited.

Andrew Guille	Guernsey citizen	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Director of Ben Holding S.à r.l. Director of Apax Europe VII GP Co. Limited, Director of Apax Guernsey (Holdco) Limited.

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Geoffrey Henry	Belgian citizen	41 Boulevard Prince Henri L-1724 Luxembourg	Director of Ben Holding S.à r.l., Director of Facts Services S.à r.l. in Luxembourg.

Stef Oostvogels	Belgian citizen	Route d’Arlon 291 — BP 603 L-2016 Luxembourg	Director of Ben Holding S.à r.l. Partner of Oostvogels Pfister Feyten, a Luxembourg based law firm.

Isabelle Probstel	French citizen	Possartstr. 11 81679 Munich	Director of Ben Holding S.à r.l. Head of Finance at Apax Partners Beteiligungsberatung GmbH.

Denise Fallaize	Guernsey citizen	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Director of Apax Europe VII GP Co. Limited, Director of Apax Guernsey (Holdco) Limited.

Jeremy Arnold	Jersey citizen	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Director of Apax Europe VII GP Co. Limited, Director of Apax Guernsey (Holdco) Limited.

David Staples	Guernsey citizen	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Director of Apax Europe VII GP Co. Limited.

Catherine Brown	British citizen	33 Jermyn Street London SW1Y 6DN	Director of Apax Europe VII GP Co. Limited, Director of Apax Guernsey (Holdco) Limited.

Stephen Tilton	British citizen	33 Jermyn Street London SW1Y 6DN	Director of Apax Europe VII GP Co. Limited, Director of Apax Guernsey (Holdco) Limited.

John F Megrue	United States citizen	601 Lexington Avenue 53rd Floor, New York, NY 10022	Chief Executive Officer of Apax Partners, L.P., Executive Committee Member of Apax Partners, LLP, Director of Apax US VII GP, Ltd.

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Nico Hansen	German citizen	601 Lexington Avenue 53rd Floor, New York, NY 10022	Vice President of Apax US VII GP, Ltd.,
Partner of Apax Partners, L.P.,
Director of The Trizetto Group, Inc.,
Director of Xerium Technologies, Inc.,
Vice President of 0783587 B.C. Ltd.,
Vice President of Maple Tree Acquisition Corporation

Robert Marsden	United States citizen	601 Lexington Avenue 53rd Floor, New York, NY 10022	Chief Financial Officer of Apax US VII GP, Ltd.

SCHEDULE B
Support Executives

Peter C. Morse

Robert P. O’Block

Thomas R. Evans

Edward J. DiMaria

Daniel P. Hoogterp

Steven L. Horowitz

Michael Ricciardelli

Donaldson M. Ross

Bruce J. Zanca

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 1	Joint Filing Undertaking dated as of September 4, 2009 by and among BEN Holdings, Inc., BEN Merger Sub, Inc., Apax US VII, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Ben Holding S.à r.l., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited, Apax Partners Europe Managers Ltd, Apax Guernsey (Holdco) Limited and John F. Megrue

Exhibit 2	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009 (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by BEN Merger Sub, Inc. on July 28, 2009).

Exhibit 3(a)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(b)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(c)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 3(d)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).

Exhibit 4	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on July 23, 2009).

Exhibit 5	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on July 23, 2009).

Exhibit 6	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A filed by Bankrate, Inc. on dated July 23, 2009).